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                                                                    EXHIBIT 99.1

                                           FOR: BE SEMICONDUCTOR INDUSTRIES N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands

                                  PRESS RELEASE

    BE SEMICONDUCTOR INDUSTRIES REPORTS PRELIMINARY NET SALES FOR THE SECOND
                                 QUARTER OF 2005

     * Sales of Aproximately E 37 Million Up 1% over First Quarter of 2005 *

        * Orders of Approximately E 38 Million Down Approximately 5% over
                             First Quarter of 2005 *

                   * Book-to-Bill Ratio of Approximately 1.3 *

Drunen, the Netherlands, July 5, 2005, BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, today announced preliminary sales for the second quarter ended June 30, 2005.

Net sales for the second quarter ended June 30, 2005 are expected to be approximately E 37 million, an increase of 1% as compared to E 36.6 million for the first quarter of 2005, and a decrease of approximately 23% as compared to pro forma net sales of E 48.3 million in the second quarter of 2004 (the pro forma information reflects the acquisition of Datacon as if such transaction had occurred on January 1, 2004). Orders for the quarter ended June 30, 2005 totaled approximately E 38 million, a decrease of approximately 5% as compared to E 40.3 million for the first quarter of 2005 and a decrease of approximately 43% as compared to pro forma orders of E 66.8 million in the second quarter of 2004. In addition, backlog was up slightly to approximately E 55.5 million at June 30, 2005 as compared to E 54.5 million at March 31, 2005 and increased approximately 9% as compared to a pro forma backlog of E 50.9 million at December 31, 2004.

Richard W. Blickman, President and Chief Executive Officer of the Company, commented: "We are disappointed with preliminary indications of our second quarter net sales and orders. The net sales shortfall versus our expectations was due primarily to unanticipated delays in shipments of two orders aggregating to approximately E 6 million by two major customers for certain assembly and test handling production equipment. We currently expect to ship these orders in the third and fourth quarters of 2005. In addition, we see in our second quarter order book that customers continue to remain cautious in placing purchase orders for assembly equipment, a trend that has resulted in fluctuating levels of bookings in recent quarters. Based on input from certain customers and industry sources, we could see a positive development of assembly equipment orders in the second half of our fiscal year, but anticipate that quarterly bookings will continue to fluctuate."

BE Semiconductor Industries N.V. designs, develops, manufacturers, markets and services die sorting, flip chip bonding and multi-chip die bonding, packaging and plating equipment for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors which utilize its products for both array connect and conventional leadframe manufacturing processes.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

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This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of orders, net sales, product shipments, expenses, operating results and the impact of the acquisition of Datacon on Besi's net income in fiscal year 2005. The words "anticipate", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain these identifying words. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our Annual Report on Form 20-F for the year ended December 31, 2004, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or cancelled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with substantial foreign customers, suppliers and foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

CONTACTS:

Richard W. Blickman    Cor te Hennepe

President and CEO      Director of Finance

Tel. (31) 416 384345   Tel. (31) 416 384345